Exhibit (j)(1)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees
Legg Mason Partners Money Market Trust

We consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information, with respect to Western Asset AMT Tax Free Money Market Fund, a series of the Legg Mason Partners Money Market Trust.

New York, New York
September 16, 2008